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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

    Certificate and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File
              Reports Under Sections 13 and 15(d) of the Securities

                              Exchange Act of 1934.
                        Commission File Number 33-55-860

            STRUCTURED PRODUCTS CORP., on behalf of TIERS TRUST 1
            (Exact name of registrant as specified in its charter)

   Seven World Trade Center, 32nd Floor, New York, NY 10048, (212) 783-6645 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

      Structured Treasury Escalating Pass-Through Certificates, Series 1
           (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)     [ ]      Rule 12h-3(b)(1)(ii)      [ ]
  Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(2)(i)      [ ]
   Rule 12g-4(a)(2)(i)     [ ]      Rule 12h-3(B)(2)(ii)      [ ]
  Rule 12g-4(a)(2)(ii)     [ ]                Rule 15d-6      [ ]
   Rule 12h-3(b)(1)(i)     [x]

     Approximate number of holders of record as of the certification notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:       April 15, 1997                BY: STRUCTURED PRODUCTS CORP.,
      ----------------------------             on behalf of TIERS TRUST 1

                                         By:    /s/ Philip U. Tremmel
                                            -----------------------------------
                                               Philip U. Tremmel
                                               Vice President and Finance
                                                Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.